SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Tactile Systems Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87357P 10 0

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87357P 10 0	13G	Page 2 of 13 Pages

1.	Name of Reporting Persons Galen Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

[1]

This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87357P 10 0	13G	Page 3 of 13 Pages

1.	Name of Reporting Persons Galen Partners International V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

[1]

This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87357P 10 0	13G	Page 4 of 13 Pages

1.	Name of Reporting Persons Galen Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

[1]

This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87357P 10 0	13G	Page 5 of 13 Pages

1.	Name of Reporting Persons Galen Partners V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

[1]

This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87357P 10 0	13G	Page 6 of 13 Pages

1.	Name of Reporting Persons Zubeen Shroff
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

[1]

This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87357P 10 0	13G	Page 7 of 13 Pages

1.	Name of Reporting Persons L. John Wilkerson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

[1]

This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 87357P 10 0	13G	Page 8 of 13 Pages

1.	Name of Reporting Persons David Jahns
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

[1]

This schedule is filed by Galen Partners V LP (“Galen LP”), Galen Partners International V LP (“Galen International”), Galen Management LLC (“Management”), Galen Partners V, L.L.C. (“Galen”), Zubeen Shroff, L. John Wilkerson and David Jahns (collectively, the “Listed Persons”). Galen is the General Partner of Galen LP and Galen International and the Listed Persons are the managing directors of Galen. Galen LP, Galen International, Management, Galen and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1

(a)	Name of Issuer:

Tactile Systems Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1331 Tyler Street NE, Suite 200

Minneapolis, MN 55413

Item 2

(a)	Name of Person Filing:

Galen Partners V, L.P.

Galen Partners International V, L.P.

Galen Management, L.L.C.

Galen Partners V, L.L.C

Zubeen Shroff

L. John Wilkerson

David Jahns

(b)	Address of Principal Business Office or, if none, Residence:

c/o Galen Management, L.L.C.

680 Washington Boulevard

Stamford, CT 06901

(c)	Citizenship:

All entities were organized in Delaware. The individuals are all United States citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

87357P 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Galen Partners V, L.P.	0
Galen Partners International V, L.P.	0
Galen Management, L.L.C.	0
Galen Partners V, L.L.C	0
Zubeen Shroff	0
L. John Wilkerson	0
David Jahns	0

Percent of Class:

Galen Partners V, L.P.	0.0%
Galen Partners International V, L.P.	0.0%
Galen Management, L.L.C.	0.0%
Galen Partners V, L.L.C.	0.0%
Zubeen Shroff	0.0%
L. John Wilkerson	0.0%
David Jahns	0.0%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Galen Partners V, L.P.	0
Galen Partners International V, L.P.	0
Galen Management, L.L.C.	0
Galen Partners V, L.L.C.	0
Zubeen Shroff	0
L. John Wilkerson	0
David Jahns	0

(ii)	Shared power to vote or to direct the vote

Galen Partners V, L.P.	0
Galen Partners International V, L.P.	0
Galen Management, L.L.C.	0
Galen Partners V, L.L.C.	0
Zubeen Shroff	0
L. John Wilkerson	0
David Jahns	0

(iii)	Sole power to dispose or to direct the disposition of

Galen Partners V, L.P.	0
Galen Partners International V, L.P.	0
Galen Management, L.L.C.	0
Galen Partners V, L.L.C.	0
Zubeen Shroff	0
L. John Wilkerson	0
David Jahns	0

(iv)	Shared power to dispose or to direct the disposition of

Galen Partners V, L.P.	0
Galen Partners International V, L.P.	0
Galen Management, L.L.C.	0
Galen Partners V, L.L.C.	0
Zubeen Shroff	0
L. John Wilkerson	0
David Jahns	0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

GALEN PARTNERS V, L.P.			GALEN PARTNERS INTERNATIONAL V, L.P.

By:	Galen Partners V, L.L.C		By:	Galen Partners V, L.L.C.
	its General Partner			its General Partner

By:	/s/ Zubeen Shroff		By:	/s/ Zubeen Shroff
	Name:	Zubeen Shroff		Name:	Zubeen Shroff
	Title:	Managing Director		Title:	Managing Director

GALEN MANAGEMENT LLC			GALEN PARTNERS V, L.L.C.

By:	/s/ Zubeen Shroff		By:	/s/ Zubeen Shroff
	Name:	Zubeen Shroff		Name:	Zubeen Shroff
	Title:	Member		Title:	Managing Director

By:	/s/ Zubeen Shroff		By:	/s/ L. John Wilkerson
	Name:	Zubeen Shroff		Name:	L. John Wilkerson

By:	/s/ David Jahns
	Name:	David Jahns

EXHIBITS

A:	Joint Filing Agreement

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Tactile Systems Technology, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 11th day of February, 2019.

GALEN PARTNERS V, L.P.			GALEN PARTNERS INTERNATIONAL V, L.P.

By:	Galen Partners V, L.L.C		By:	Galen Partners V, L.L.C.
	its General Partner			its General Partner

By:	/s/ Zubeen Shroff		By:	/s/ Zubeen Shroff
	Name:	Zubeen Shroff		Name:	Zubeen Shroff
	Title:	Managing Director		Title:	Managing Director

GALEN MANAGEMENT LLC			GALEN PARTNERS V, L.L.C.

By:	/s/ Zubeen Shroff		By:	/s/ Zubeen Shroff
	Name:	Zubeen Shroff		Name:	Zubeen Shroff
	Title:	Member		Title:	Managing Director

By:	/s/ Zubeen Shroff		By:	/s/ L. John Wilkerson
	Name:	Zubeen Shroff		Name:	L. John Wilkerson

By:	/s/ David Jahns
	Name:	David Jahns